The Crone Law Group PC
500 Fifth Avenue
New York, NY 10110

June 21, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attn:      Kathryn Jacobson
Robert Littlepage
Anna Abramson
Matthew Crispino

Re:         Hold Me Ltd.
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-255462

Ladies and Gentlemen:

On behalf of Hold Me Ltd., an Israel corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated June 9, 2021, with reference to the Company’s Amendment No. 1 to the Registration Statement filed with the Commission on May 26, 2021, to the initially filed Registration Statement filed on April 23, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Amendment No. 1 to Registration Statement on Form F-1
Capitalization, page 36

1.	We note your response to comment 9. Please revise your presentation to reflect your actual capitalization as of March 31, 2021. Additionally, revise the footnotes on page 37 as follows:
•	footnote (a) should disclose the offering expenses under each scenario; and
•	footnote (b) should reflect the conversion rate to Israeli Shekels as of March 31, 2021 as published by the Bank of Israel.

Response:  The Amended Registration Statement has been revised in accordance with the comments with the Commission to disclose that the offering expenses are identical in each of the four scenarios. With respect to footnote (b), in accordance with the conversation on June 15th between Mr. Shalom and Kathryn Jacobson of the Commission, the conversion rate is as of December 31, 2021 given the fact that the actual capitalization is as of said date.

Dilution, page 37

2.
We note your response to comment 11. Please depict dilution under each scenario presented in the capitalization table. To facilitate investors' understanding of your presentation, please provide the information required under Item 506 of Regulation S-K in tabular format.

Response:  The Amended Registration Statement has been revised in accordance with the comments with the Commission.

U.S. Securities and Exchange Commission
June 21, 2021

Report of Independent Registered Public Accounting Firm, page 38

3.	Please remove the caption "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" which precedes the Auditor's Report.

Response:  The caption has been removed from the Amended Registration Statement.

Statement of Profit and Loss, page 41

4.	Calculate loss per share by dividing the loss for the period by the number of shares outstanding (300).

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Note 2 - Summary of Significant Accounting Policies
F. Revenue Recognition, page 46

5.
We note your responses to comments 15 and 22, as well as the corresponding disclosure. Please make clear what you mean by "preliminary nature of the Agreement." In this regard, we note that the Addendum to the Agreement for Operation and Sale of Digital wallets (Exhibit 10.2) was duly executed as of December 27, 2020 and provided for deferral of the payment for the NIS 330,000 Establishment fee to the first quarter of 2021 and the Annual Registration Fee to May 12, 2021. We further note that the Establishment fee was paid in full as of the first quarter of 2021. Please revise your 2020 financial statements to accrue for such amounts, including a pro-rated amount for the annual registration fee.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Note 7 - Payables and Credit Balances, page 47

6.
We note your response to comment 17. The expense recognition principle under US GAAP requires expensing costs when incurred. Since the unpaid balance of Mr. Shalom's management fee in an amount of NIS 420,000 (commencing May 2020) related to services during 2020, your financial statements should reflect an accrual for such costs. Please revise your 2020 financial statements to accrue for a liability for such costs pursuant to his Management Agreement (Exhibit 10.3). Conform your presentation in Note 10 as appropriate.

Response:  The financial statements in the Amended Registration Statement has been revised in accordance with the comments of the Commission.

Principal Shareholders, page 66

7.
We note the revisions made in response to prior comment 25. Please include the shares underlying Mr. Shalom's preferred stock in his ordinary share holdings in the Principal Shareholders table. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Response:  The holdings of Mr. Shalom include the preferred stock in accordance with the comments of the Commission.

U.S. Securities and Exchange Commission
June 21, 2021

General

8.
Please restate your 2020 financial statements to reflect revenue accruals for the establishment fee and the annual registration fee pursuant to your Agreement with Galileo as well as a cost accrual for the management fee owed to Mr. Shalom. To the extent that your interim financial statements during the most recent quarter reflect material changes in your financial condition and results of operations, please update your filing to describe such developments.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

We believe that the responses contained in this letter will be considered to be satisfactory responses to the comments contained in the comment letter, and that based thereon, the Company will be permitted to request acceleration of the Registration Statement. Please confirm that this is the case.

If the Staff has any questions or comments with respect to our responses, please contact me at 860-202-6845.

Sincerely, /s/ Mark E. Crone Mark E. Crone

cc:  Menachem Shalom